Mail Stop 3010

April 23, 2009

VIA USMAIL and FAX (770) 857-4755

Mr. Scott A. Hill
Senior Vice President, Chief Financial Officer
Intercontinentalexchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, Georgia 30328

>   **Re: Intercontinentalexchange, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed on February 11, 2009**
>   **File No. 001-32671**

Dear Mr. Scott A. Hill:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Cash Flows, page 96

1.   The disclosure on page 110 appears to indicate that your restricted cash balances
        are primarily related to regulatory and other restrictions associated with your
        clearing operations. Please tell us how your presentation of the change in
        restricted cash within investing activities complies with SFAS 95.

Note 2 – Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page 100

2.   In the interest of providing readers with a better insight into management's
        judgments in accounting for goodwill, please consider disclosing the following in
        future filings:

        • Each of the valuation methodologies used to value goodwill (if multiple
          approaches are used), including sufficient information to enable the reader to
          understand how each of the methods differ.
        • How you weight each of the methods used including the basis for that
          weighting (if multiple approaches are used).
        • A qualitative and quantitative description of the material assumptions used
          and a sensitivity analysis of those assumptions based upon reasonably likely
          changes.
        • How the assumptions and methodologies used for valuing goodwill in the
          current year have changed since the prior year highlighting the impact of any
          change.

Note 10 – Shareholders' Equity

Restricted Stock Plans, page 118

3.   We note in the second paragraph you disclose your policy for measuring
        compensation expense for awards with performance and time-based restrictions.
        We further note in the fourth paragraph that you refer to restricted share awards
        which are subject to a market condition. Please tell us and disclose in future
        filings the method used to measure the fair value of the restricted shares subject to
        a market condition and how you determined the grant date versus the service
        inception date. Refer to paragraph 19 of SFAS 123R. Additionally, to the extent
        that the grant and service inception dates differ, describe your policy under
        paragraph 41 of SFAS 123R. Finally describe your accounting policy in the event
        that a market condition is not satisfied.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant